DREYFUS LIQUID ASSETS, INC.
STATEMENT OF INVESTMENTS
September 30, 2004 (Unaudited)

	Principal Amount ($)	Value ($)
Negotiable Bank Certificates of Deposit - 12.6%		
First Tennessee Bank N.A.		
1.57% - 1.87%, 11/8/2004 - 12/22/2004	200,000,000	200,000,000
Washington Mutual Bank		
1.64% - 1.88%, 11/10/2004 - 12/22/2004	210,000,000	209,999,994
Wilmington Trust Co.		
1.66%, 11/12/2004	200,000,000	200,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $609,999,994)		**609,999,994**
Commercial Paper - 54.1%		
Amstel Funding		
1.65%, 11/15/2004	200,000,000 a	199,590,000
Amsterdam Funding Corp.		
1.65%, 11/10/2004	150,000,000 a	149,726,667
Atlantis One Funding Corp.		
1.58% - 1.65%, 10/15/2004 - 11/12/2004	229,462,000 a	229,256,064
BNP Paribas Finance Inc.		
1.87%, 10/1/2004	100,000,000	100,000,000
Bank of America Corp.		
1.59%, 11/9/2004	120,000,000	119,793,950
Bear Stearns Cos. Inc.		
1.87%, 12/21/2004	100,000,000	99,581,500
Deutsche Financial LLC Inc.		
1.90%, 10/1/2004	100,000,000	100,000,000
Dexia Delaware LLP		
1.88%, 12/27/2004	200,000,000	199,096,167
FCAR Owner Trust Series One		
1.65%, 11/15/2004	100,000,000	99,795,000
General Electric Capital Corp.		
1.51% - 1.58%, 10/1/2004 - 11/2/2004	215,000,000	214,755,778
General Electric Capital Service		
1.87%, 12/16/2004	150,000,000	149,411,000
Greyhawk Funding LLC		
1.61%, 11/10/2004	162,000,000 a	161,712,000
HSBC USA Inc.		
1.65%, 11/9/2004	100,000,000	99,822,333
ING US Funding LLC		
1.59%, 11/9/2004	97,000,000	96,833,968
K2 USA LLC		
1.66%, 11/15/2004	34,400,000 a	34,329,050
Lexington Parker Capital Co. LLC		
1.58%, 10/8/2004	65,000,000 a	64,980,031
Long Lane Master Trust		
1.66%, 11/12/2004	85,815,000 a	85,649,806
Mane Funding Corp.		
1.66%, 11/16/2004 - 11/17/2004	106,076,000 a	105,849,786
Paradigm Funding LLC		
1.65%, 11/12/2004	114,000,000 a	113,781,880
Sigma Finance Inc.		
1.88%, 12/14/2004	100,000,000 a	99,615,611
UBS Finance (DE) LLC		
1.88%, 10/1/2004	100,000,000	100,000,000
Total Commercial Paper		
(cost $2,623,580,591)		**2,623,580,591**

Corporate Notes - 8.2%			
CC USA Inc.			
1.82%, 1/20/2005	170,000,000 a, b	169,994,844	
Merrill Lynch & Co. Inc.			
1.85%, 1/5/2005	225,000,000 b	225,000,000	
Total Corporate Notes			
(cost $394,994,844)		**394,994,844**	
Promissory Notes - 1.5%			
Goldman Sachs Group Inc.			
1.36%, 10/1/2004			
(cost $75,000,000)	75,000,000 c	**75,000,000**	
U.S. Government Agencies - 11.1%			
Federal National Mortgage Association, Discount Notes			
1.78% - 1.87%, 12/22/2004-1/10/2005	390,000,000	389,064,908	
Federal National Mortgage Association, Floating Rate Notes			
1.35%, 2/14/2005	150,000,000 b	149,997,385	
Total U.S. Government Agencies			
(cost $539,062,293)		**539,062,293**	
Time Deposits - 12.6%			
Branch Banking & Trust Co. Inc. (Grand Cayman)			
1.88%, 10/1/2004	212,400,000	212,400,000	
Manufacturers & Traders Trust Co. (Grand Cayman)			
1.88%, 10/1/2004	200,000,000	200,000,000	
Regions Bank (Grand Cayman)			
1.88%, 10/1/2004	200,000,000	200,000,000	
Total Time Deposits			
(cost $612,400,000)		**612,400,000**	
Total Investments (cost $4,855,037,722)	**100.1%**	**4,855,037,722**	
Liabilities, Less Cash and Receivables	**(.1%)**	**(2,646,388)**	
Net Assets	**100.0%**	**4,852,391,334**	

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2004, these
   securities amounted to $1,414,485,739 or 29.1% of net assets. These securities have been determined to be liquid by the Fund's Board.

b Variable interest rate - subject to periodic change.

c This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale.
   This security was acquired on 1/6/2004 at a cost of $75,000,000. At September 30,2004 the value of this security was $75,000,000
   representing approximately 1.5% of net assets and is valued at amortized cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports
previously filed with the Securities and Exchange Commission on Form N-CSR.